                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                AMENDMENT NO. 43


                               I.C.H. CORPORATION
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK ($1.00 PAR VALUE)
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   449264 10 0
- ------------------------------------------------------------------------------
                                   (CUSIP No.)

                                Gary R. Weitkamp
                               Hirn Reed & Harper
                              2000 Meidinger Tower
                           Louisville, Kentucky 40202
                                 (502) 585-2450

- ------------------------------------------------------------------------------

                                February 11, 1994
- ------------------------------------------------------------------------------
             (Date of Event which requires filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box:

(    )

Check the following box if a fee is being paid with this Statement:

(    )

CUSIP NO.      449264 10 0
- ---------      -----------
- ------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON

     ROBERT T. SHAW

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ###-##-####
- ------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)    (    )     (b)    (    )

- ------------------------------------------------------------------------------

3.   SEC USE ONLY

- ------------------------------------------------------------------------------

4.   SOURCE OF FUNDS

     PF, OO, AF, BK
- ------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)          (   )

- ------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OR ORGANIZATION

     United States Citizen
- ------------------------------------------------------------------------------

     Number of      7.   SOLE VOTING POWER

     Shares              30,846
                    ----------------------------------------------------------

     Beneficially   8.   SHARED VOTING POWER

     Owned By            3,303,273
                    ----------------------------------------------------------

     Each           9.   SOLE DISPOSITIVE POWER

     Reporting           30,846
                    ----------------------------------------------------------

     Person         10.  SHARED DISPOSITIVE POWER

     With                3,303,273
                    ----------------------------------------------------------

- ------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Robert T. Shaw beneficially owns 3,334,119 shares of common stock of I.C.H. Corporation

- ------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
     (    )

- ------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.73%

- ------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     IN

- ------------------------------------------------------------------------------

CUSIP NO.      449264 10 0
- ---------      -----------
- ------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON

     C. FRED RICE

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ###-##-####
- ------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)    (    )     (b)    (    )

- ------------------------------------------------------------------------------

3.   SEC USE ONLY

- ------------------------------------------------------------------------------

4.   SOURCE OF FUNDS

     BK, OO, AF
- ------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)          (   )

- ------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OR ORGANIZATION

         United States Citizen
- ------------------------------------------------------------------------------

     Number of      7.   SOLE VOTING POWER

     Shares              None
                    ----------------------------------------------------------

     Beneficially   8.   SHARED VOTING POWER

     Owned By            3,303,273
                    ----------------------------------------------------------

     Each           9.   SOLE DISPOSITIVE POWER

     Reporting           None
                    ----------------------------------------------------------

     Person         10.  SHARED DISPOSITIVE POWER

     With                3,303,273
                    ----------------------------------------------------------

- ------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     C. Fred Rice beneficially owns 3,303,273 shares of common stock of I.C.H. Corporation

- ------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
     (    )

- ------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.67%

- ------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     IN

- ------------------------------------------------------------------------------

CUSIP NO.      449264 10 0
- ---------      -----------
- ------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON

     CONSOLIDATED FIDELITY LIFE INSURANCE COMPANY

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     61-1206360
- ------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)    (    )     (b)    (    )

- ------------------------------------------------------------------------------

3.   SEC USE ONLY

- ------------------------------------------------------------------------------

4.   SOURCE OF FUNDS

     OO, WC, AF
- ------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)          (   )

- ------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OR ORGANIZATION

     Kentucky
- ------------------------------------------------------------------------------

     Number of      7.   SOLE VOTING POWER

     Shares              Not Applicable
                    ----------------------------------------------------------

     Beneficially   8.   SHARED VOTING POWER

     Owned By            2,334,119
                    ----------------------------------------------------------

     Each           9.   SOLE DISPOSITIVE POWER

     Reporting           Not Applicable
                    ----------------------------------------------------------

     Person         10.  SHARED DISPOSITIVE POWER

     With                2,334,119
                    ----------------------------------------------------------

- ------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Consolidated Fidelity Life Insurance Company beneficially owns 2,334,119 shares of common stock of I.C.H. Corporation

- ------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
     (    )

- ------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.71%

- ------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     HC, CO

- ------------------------------------------------------------------------------

CUSIP NO.      449264 10 0
- ---------      -----------
- ------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON

     CONSOLIDATED NATIONAL CORPORATION (formerly Consolidated National Successor Corporation)

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     61-1067126
- ------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)    (    )     (b)    (    )

- ------------------------------------------------------------------------------

3.   SEC USE ONLY

- ------------------------------------------------------------------------------

4.   SOURCE OF FUNDS

     BK, OO, WC, AF
- ------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)          (   )

- ------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OR ORGANIZATION

     Kentucky
- ------------------------------------------------------------------------------

     Number of      7.   SOLE VOTING POWER

     Shares              Not Applicable
                    ----------------------------------------------------------

     Beneficially   8.   SHARED VOTING POWER

     Owned By            3,303,273
                    ----------------------------------------------------------

     Each           9.   SOLE DISPOSITIVE POWER

     Reporting           Not Applicable
                    ----------------------------------------------------------

     Person         10.  SHARED DISPOSITIVE POWER

     With                3,303,273
                    ----------------------------------------------------------

- ------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Consolidated National Corporation beneficially owns 3,303,273 shares of common stock of I.C.H. Corporation

- ------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
     (    )

- ------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.67%

- ------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     HC, CO

- ------------------------------------------------------------------------------

       This Amendment No. 43 amends Items 4, 5, and 6 of the
Schedule 13D filed by and on behalf of Consolidated National Corporation ("CNC"), Robert T. Shaw ("Mr. Shaw"), C. Fred Rice ("Mr. Rice") and Consolidated Fidelity Life Insurance Company ("CFLIC").

ITEM 1.  SECURITY AND ISSUER.

       Not Amended.

ITEM 2.  IDENTITY AND BACKGROUND.

       Not Amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Not Amended.

ITEM 4.  PURPOSE OF TRANSACTION.

       Item 4 is hereby amended to include at the end thereof the following:

       See ITEM 5 for disclosure concerning the transactions in which (a) CNC and CFLIC sold a total of 4,677,243 shares of Common Stock ($1.00 par value) ("Common Stock") of I.C.H. Corporation ("ICH") to Torchmark Corporation, a Delaware corporation ("Torchmark"), (b) CNC and CFLIC sold 4,456,820 shares of Common Stock to Stephens, Inc. an Arkansas corporation ("Stephens") and (c)CNC sold 100,000 shares of Class B Common Stock ($1.00 par value) ("Class B Stock") of ICH to ICH.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       Item 5 is hereby amended to include at the end thereof the following:

       (a) CNC beneficially owns 3,303,273 shares of Common Stock (or 6.67% of those deemed outstanding).

       Mr. Shaw, by virtue of his ownership of 54.84% of the outstanding stock of CNC and his active involvement in CNC's business, may be deemed to be the beneficial owner of 3,334,119 shares of Common Stock (or 6.73% of those deemed outstanding).

       Mr. Rice, by virtue of his ownership of 35.02% of the outstanding stock of CNC and his active involvement in CNC's business, may be deemed to be the beneficial owner of 3,303,273 shares of Common Stock (or 6.67% of those deemed outstanding).

       CFLIC is the beneficial owner of 2,334,119 shares of Common Stock (or 4.71% of those deemed outstanding).

      (b) The following table shows the number of shares of Common Stock beneficially owned by each reporting person over which such reporting person has sole or shared voting and/or dispositive power.


                                                   Sole             Shared
Reporting    Sole Voting     Shared Voting     Dispositive      Dispositive
Person         Power            Power             Power             Power
- ---------    -----------     -------------     -----------      -------------

  CNC                         3,303,273(1)                       3,303,273(1)

 CFLIC                        2,334,119(2)                       2,334,119(2)

Mr. Shaw       30,846         3,303,273(3)         30,846        3,303,273(3)

Mr. Rice                      3,303,273(3)                       3,303,273(3)



Notes to table:



       (1) Includes (a) 620,423 shares of Common Stock held of record by CFLIC, a subsidiary of CNC, and (b) 1,713,696 shares of Common Stock issuable upon conversion of the 541,563 shares of Series 1984-A Preferred Stock of ICH
("Series 1984-A Preferred Stock") held of record by CFLIC.

       (2) Represents (a) 620,423 shares of Common Stock held of record by CFLIC, and (b) 1,713,696 shares of Common Stock issuable upon conversion of the 541,563 shares of Series 1984-A Preferred Stock held of record by CFLIC.

       (3) Represents 3,303,273 shares of Common Stock beneficially owned by CNC. See Note (1) for information about CNC's indirect beneficial ownership of shares.

       On February 11, 1994, in a series of related transactions:

       (a)    CNC sold 4,517,666 shares of Common Stock, and CFLIC sold
159,577 shares of Common Stock, to Torchmark at a price of $5.00 per share;

       (b) CNC sold 4,236,820 shares of Common Stock, and CFLIC sold 220,000 shares of Common Stock, to Stephens at a price of $5.00 per share;

       (c) ICH repurchased from CNC the 100,000 shares of Class B Stock held by CNC at a price of $5.00 per share; and

       (d) ICH and CNC terminated the Management and Consulting Agreement, dated December 27, 1984, to which they were parties, and ICH entered into an Independent Contractor and Services Agreement with each Mr. Shaw and Mr. Rice.



ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended to include at the end thereof the following:

       The 8,626,272 shares of Common Stock which previously secured CFLIC's $30,000,000 loan to CNC were released as collateral in connection with the transactions described in ITEM 5.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

       The following exhibits are attached hereto:

Exhibit No.                                     Description

       43-1 Amendment, dated February 11, 1994, to Stock Purchase Agreement dated January 15, 1994 among ICH, CNC, CFLIC, Mr. Shaw, Mr. Rice, ICH and Torchmark (incorporated by reference to Exhibit 10 to ICH's Current Report on Form 8-K (File No. 1-7697) filed February 22, 1994).

                                        SIGNATURE
       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:   February 22, 1994

                                  ---------------------------------------
                                  Robert T. Shaw, Individually



                                  ---------------------------------------
                                  C. Fred Rice, Individually


                                  CONSOLIDATED NATIONAL CORPORATION


                                  By:
                                  ---------------------------------------
                                      Robert T. Shaw, President


                                  CONSOLIDATED FIDELITY LIFE
                                  INSURANCE COMPANY


                                  By:
                                      -----------------------------------
                                      Jerry Wallace Rice, Vice President